Exhibit 99.1

Hepsiburada Shares 3-Month Results of Its

“Trade and Technology Empowerment for the Earthquake Region” Program

ISTANBUL, July 3, 2023 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), announces the first quarterly results of the “Trade and Technology Empowerment for the Earthquake” program for the period from March 6 to June 16, 2023.

To provide the earliest possible relief to the affected areas, Hepsiburada immediately took several actions including dispatching aid and mobilizing 1,500 employees to help the region struck by the earthquakes on February 6, 2023 and after. In addition, the Company launched the “Trade and Technology Empowerment for the Earthquake Region” program on March 6, 2023 to achieve sustainable welfare in the 11 stricken provinces. The program seeks to create a total sales volume of TRY 10 billion from the region to Türkiye and to the world in two years through support for SMEs, merchants and family businesses, women entrepreneurs and women's cooperatives. It also aims to shift employment-enhancing services and activities to the region and thereby increase the region’s e-commerce and logistics capacity. The program additionally includes education and social support for children and families.

According to the results of the first quarter of the program:

•	Nearly 6,000 SMEs and merchants in the region are making use of Hepsiburada’s technology, trade, logistics and marketing opportunities.

•	1,000 SMEs and merchants started e-commerce activities thanks to the opportunities provided by Hepsiburada.

•	Active sellers in the region sold a total of 2.5 million products, generating a trade volume exceeding TRY 850 million.

•	The trade volume generated by 1,800 women entrepreneurs and women's cooperatives reached TRY 72 million.

•	The first E-Commerce Specialization Center in the region has opened in Adana.

•	The Company has reached more than 3,000 children in the region through social responsibility activities.

The program is expected to last for two years.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release, and include but are not limited to statements regarding Hepsiburada’s “Trade and Technology Empowerment for the Earthquake Region” pogram. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2022 annual report filed with the SEC on Form 20-F on May 1, 2023 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 57 million members with approximately 180 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with over 100,000 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and Buy-Now-Pay-Later solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the “Technology Empowerment for Women Entrepreneurs” programme in 2017, which has supported over 43,000 female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com